                                                                    EXHIBIT 99.1


                                 HOLLINGER INC.
                       SHAREHOLDERS OVERWHELMINGLY RATIFY
                        OFFERING OF SUBSCRIPTION RECEIPTS

         Toronto, Canada, May 27, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) is pleased to announce that the holders of its Common Shares and Series II Preference Shares, other than holders affiliated or associated with Ravelston Management Inc. and Conrad (Lord) Black, overwhelmingly ratified the previously completed offering of subscription receipts of Hollinger at a special meeting (the "Special Meeting") of shareholders held earlier today. The offering was approved by over 86% of the Common Shares and by over 99% of the Series II Preference Shares voted in person or by proxy at the Special Meeting.

         "We are extremely pleased our public shareholders have ratified and expressed strong support for the offering of subscription receipts," said Peter
G. White, Co-Chief Operating Officer of Hollinger. "The completion of the offering and the satisfaction of the escrow conditions will resolve Hollinger Inc.'s current liquidity problems and will result in Hollinger Inc. reducing its debt, improving its balance sheet, meeting its retraction and dividend obligations to its shareholders and otherwise having funds available for general corporate purposes."

         The holders of the Series II Preference Shares also approved, by special resolution, an amendment to the articles of Hollinger at the Special Meeting which will enable Hollinger to deliver restricted shares of Class A Common Stock of Hollinger International Inc. owned by it on a retraction of Series II Preference Shares.

         As previously disclosed, the offering of subscription receipts of Hollinger closed on April 7, 2004 and the gross proceeds of C$211 million therefrom are currently being held in escrow pending satisfaction of certain escrow conditions. It is anticipated that these escrow conditions will be satisfied and the gross proceeds of the offering will be released from escrow on June 9, 2004 with the payments required under the subscription receipt offering to be made on June 11, 2004.

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                             For more information, please contact:
Jim Badenhausen                            Fred A. Creasey
646-805-2006                               416-363-8721

                              www.hollingerinc.com